Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VLISO Inc.
2035 Sunset Lake RoadSuite B-2
Newark, DE 19703
http://chow420.com

Up to $106,999.83 in Common Stock at $0.63
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VLISO Inc.
Address: 2035 Sunset Lake RoadSuite B-2, Newark, DE 19703
State of Incorporation: DE
Date Incorporated: July 21, 2017

Terms:

Equity

Offering Minimum: $9,999.99 | 15,873 shares of Common Stock
Offering Maximum: $106,999.83 | 169,841 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.63
Minimum Investment Amount (per investor): $315.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

<p align="center"><u>Perks</u>*</p>

All Investors will receive a collection of the 3 hand picked CBD products from the brands we work with. Products will range from CBD oil, drinks, snacks, skincare, flower and CBD for pets.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

VLISO Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.63 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $63 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and online marketplace.

CBD is a fairly new industry with relatively narrow regulatory oversight and because of this, there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at a Chow420 dispensary) or by the click of a button (online marketplace) for delivery. Due to the farm bill passed in December of 2018 CBD/hemp, the industry projected to reach $20 billion by 2022 - Yahoo Finance (https://finance.yahoo.com/news/why-farm-bill-could-2019-183841407.html).

Competitors and Industry

Based on our current market research, Chow will be the first company to market that is entirely focused on being the go-to place for CBD/Hemp using automated dispensaries and e-commerce. Other competitors include Wemp, American Green and Greenbox. Our competition are fairly new companies like us seeking to corner this market. Wemp franchises CBD vending machines to the people/businesses, American Green focuses on selling CBD machines packed with interesting technology to people and Greenbox's main focus is also centered around selling CBD machines and technology to dispensaries and businesses. We beleive we can surpass our competition because we focus on the main aspect of the business - the product. The product is the most lucrative part of the CBD business because more and more brands keep bringing new products with no central point to sell their products and no central point for customers to go to. We are working to also set ourselves apart from the competition by integrating an online marketplace into our ecosystem. The future is in online shopping, and having an online marketplace will set us up for success now and in future.

With the launch of more CBD machines that we solely control and the launch of our ecommerce marketplace, we will be able provide an intimate relationship with the customer. Our brand identity and business plan is focused on being the the go-to place for CBD, which will allow us maximize the billion dollar retail opportunity for the CBD market

Current Stage and Roadmap

The Chow V1 Beta test run machine was launched on October 25th, 2018 at Canal

Street Market in New York City, NY. All technology developments for the machines, the backend machine mangement system, and e-commerce "market" have been completed. We have concluded the design specifications with out manufacturer based in Japan.

We are raising funds to launch the first set of 150 automated dispensaries in the the U.S. by the end of 2019 and beginning of 2020.

The Team

Officers and Directors

Name: David Obasiolu

David Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member, CEO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Acting CEO and CTO, responsible for short and long term strategy, as well as technology innovations. Creating and implementing the company's vision and mission. Assessing risks to the company and ensuring they are monitored and minimized. Setting strategic goals and making sure they are measurable and describable

Other business experience in the past three years:

- **Employer:** Independent Software and Info-Security Consultant
  Title: Software Engineer and Security Consultant
  Dates of Service: March 16, 2016 - September 01, 2019
  Responsibilities: Builds and automates security systems and processes for industry leaders in power, finance and healthcare

Name: Zachary Obasiolu

Zachary Obasiolu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Marketing and Growth (Chief Marketing Officer)
  Dates of Service: July 01, 2018 - Present
  Responsibilities: responsible for facilitating growth, sales and marketing strategy, revenue generation, cost reduction, and risk mitigation

Other business experience in the past three years:

- **Employer:** Obasiolu dev
  Title: CEO
  Dates of Service: January 20, 2016 - August 01, 2019
  Responsibilities: Overall Strategy, growth and marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The current stage of development for the Company is speculative. There is also no assurance that CBD and hemp products will be 100% legal in all cities through out the United States and rest of the world.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to our bylaws limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a

prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Vliso Inc. doing business as Chow420 was formed on July 21, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.VLISO Inc. doing business as Chow420 has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Chow420 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Forward Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS

AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Obasiolu	4,435,000	Common Stock	55.0
Zachary Obasiolu	3,635,000	Common Stock	45.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 169,841 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.9, a stockholder shall not Transfer (as such term is defined below) any shares of the corporation's stock (or any rights of or interests in such shares) to any person unless such Transfer is approved by the Board of Directors prior to such Transfer, which approval may be granted or withheld in the Board of Directors' sole and absolute discretion.

"Transfer" shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or suffrage of a lien or encumbrance in or upon, or the gift, placement in trust, or the Constructive Sale (as such term is defined below) or other disposition of such security (including transfer by testamentary or intestate succession, merger or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. "Constructive Sale" shall mean, with respect to any security, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures

or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership. Any purported Transfer of any shares of the corporation's stock effected in violation of this Section 8.9 shall be null and void and shall have no force or effect and the corporation shall not register any such purported Transfer.

Any stockholder seeking the approval of the Board of Directors of a Transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include:(a) the name of the stockholder;

(b) the proposed transferee; (c) the number of shares of the Transfer of which approval is thereby requested; and

(d) the purchase price (if any) of the shares proposed for Transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

What it means to be a minority holder

As a minority holder of the common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $44.00
  Number of Securities Sold: 4,400,000
  Use of proceeds: Founders shares at incorporation - David Obasiolu
  Date: July 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $36.00
  Number of Securities Sold: 3,600,000
  Use of proceeds: Founders shares at incorporation - Zachary Obasiolu
  Date: July 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $30,128.00
  Number of Securities Sold: 70,000
  Use of proceeds: Research and Development
  Date: August 31, 2017
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

From 2017 to 2018, we carried out extensive research and development, built and designed our product and structured the business for success. We raised funds internally (personally and from friends/family) to build our prototype that enabled us partner with the manufaturers of our automated stores moving forwaes

We also financed several events and giveaways to market the brand.

Historical results and cash flows:

Historical results and what investors should expect in future will be totally different.

For the past 2 years, we solely focused on research and development of our technologies and studying the CBD market as well as waiting for the farm bill that legalized CBD. (Passed by Congress on Dec 12, 2018)

From our first automated store, we were able to close a partnership with a manufacturer to build our automated stores for $2,500. These automated stores can store about 600 products.

For the brands we work with right now, the cost of the average product is $20, of which 70% is profit ($14 profit).

With the demand and proper location of these stores, we can sell about 600 products a month (600*$14) which equals $8,400 in profits a month.

So basically, we will be able to pay for the store and launch a second automated store in the first month of operation.

Scaling: after launching about 500 automated stores to give us a strong footprint, we will focus on the online market to scale a lot faster

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

All business activities have been self funded and funded from friends and family.

With the amount of research and development that we were able to achieve these past few years, Capital resources are about $10,000 of personal funds

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign are very critical to the company's operations. We need funds for marketing and launching more machines moving forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

At this point, yes the funds from this campaign is necessary to the viability of the company. The funds generated from this campaign will be marked as the seed round of the company that will enable us scale and raise a series A from institutional investors.

The company has about 10% of the maximum raise of this campaign ($107k)

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The runway for raising our minimum will be 6 months, our minimum will enable us launch about 1 to 2 stores ($7,500 - $10,000) and invest in Marketing the brand to increase awareness of the Chow Brand

How long will you be able to operate the company if you raise your maximum funding goal?

If we achieve the maximum of $107k, we will launch 20 machines that will cost us about 47% of the raise. The other 47% of the raise will go towards marketing of Chow and CBD brand partnerships. 47% of the raise will enable us build 20 machines, which will propel sales to about $100k monthly within 3 months. Proceeds will then be re-invested to launch 20 more machines. Our run-way for our current maximum ($107k) will be about 12 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

With the current raise on Start Engine, we hope to attract instutional funding to grow faster in future

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $5,040,000.00

Valuation Details:

Our pre-money valuation is based of our projections as well as our 2 years research and development go on to redefine the entire retail industry for age verification products (est. $100 billion industry).

Please refer to the financial projections spreadsheet that supports our evaluation and attached business plan.

The financial projections spreadsheet covers:

- Number of Machines to be launched

- Cost of Machines to be launched

- Estimated Revenue fom Machines

- Cost of Products

- Operational Costs

- Sales & Marketing (Ads) Cost

- Estimated Online sales

- Team Size

- Salaries

- Operating Profit/Loss from Machines

- All Profits till March 21, 2021

- All Revenue till March 21, 2021

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  0.0%

- *Machine Infrastructure & E-commerce*
  70.0%
  70% ($7,000) will be used to launch 2 Chow automated dispensaries in New York. The 2 dispensaries will be able to generate the initial investment of $7,000 within the first month or two. The additional $7,000 will be used to launch another automated dispensary and launch the online e-commerce marketplace. We will continue use this cycle of growth to launch new machines every 2/3 months grow gradually.

- *Marketing*
  30.0%
  30% of the funding received will be used for influencer partnerships and developing content to grow awareness of Chow to the public through social media and other effective outlets that can accelerate growth

If we raise the over allotment amount of $106,999.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  0.0%

- *Marketing*
  47.0%
  47% of the raise will go towards marketing of Chow and CBD brand partnerships

- *Machine Infrastructure*
  53.0%
  53% of the raise will enable us build 20 machines and launch our online marketplace to scale faster

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://chow420.com (chow420.com/financial-statements).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chow

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VLISO Inc.

[See attached]

I, David Obasiolu, the Chief Executive Officer _____(Principal Executive Officers) of Vliso, Inc. DBA Chow420, hereby certify that the financial statements of Vliso, Inc DBA Chow420 and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $ (14,027) ____ ; taxable income of $ 0.00 _____ and total tax of $ 0.00 _____ .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___08/23/2018____ (Date of Execution).

_____ (Signature)

Chief Executive Officer, Board Member (Title)
_____

08/23/2018
_____ (Date)

VLISO INC. DBA
CHOW420

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

Vliso Inc., dba Chow420
Index to Financial Statements
(unaudited)

VLISO INC. DBA
CHOW420
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Current Assets		
Cash and Cash Equivalents	$ 2,765	$ 1,340
Notes Receivable	-	8,001
Total Current Assets	2,765	9,341
Machinery and Equipment	-	-
Accumulated Depreciation		
	$ 2,765	$ 9,341
Liabilities		
Total Liabilities	-	-
Equity		
Stockholders' Equity (Deficit) Common Stock, $0.00001, 10,000,000 shares authorized, 8,070,000 shares issued and outstanding, as of December 31, 2018 and 2017		
	30,208	30,208
Additional Paid In Capital	7,579	-
Retained Earnings	(20,867)	-
Net Income	(14,027)	(20,867)
Total Stockholders' Equity (Deficit)	2,765	9,341
	$ 2,765	$ 9,341

VLISO INC. DBA
CHOW420
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 3,877	$ -
Cost of Goods Sold	1,025	-
Gross Margin	2,852	-
Expenses		
Advertising and Marketing	6,450	7,477
General and Administrative Expenses	2,588	5,350
Research and Development	9,840	8,040
Total Expense	18,878	20,867
Operating Income/(Loss)	(18,878)	(20,867)
Non Operating Expenses		
Interest Expense	-	-
Interest Income	2,000	-
Total Other Income (Expense)	2,000	-
Provision for Income Tax		-
Net income/(Loss)	$ (14,027)	$ (20,867)

VLISO INC. DBA
CHOW420
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2017	8,070,000	$30,208	$ -	$ (20,867)	$ 9,341
Contribution	-	-	7,451	-	7,451
Distribution	-	-	-	-	-
Net Income (Loss)	-	-	-	(14,027)	(14,027)
December 31, 2018	8,070,000	$30,208	$ 7,451	$ (34,894)	$ 2,765

6

VLISO INC. DBA
CHOW420
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income/(Net Loss)	$ (14,027)	$ (20,867)
Total Adjustments to reconcile Net Cash Provided By Operations:		
Net Cash Provided By Operating Activities:	**(14,027)**	**(20,867)**
Cash flows from Financing activities		
Contribution	7,451	30,128
Note Receivable	8,001	(8,001)
Net Cash Provided By Financing Activities	**15,452**	**22,127**
Net (decrease) increase in cash and cash equivalents	1,425	1,260
Cash and cash equivalents at beginning of period	1,260	-
Cash and cash equivalents at end of period	$ **2,685**	$ **1,260**

7

NOTE 1 – NATURE OF OPERATIONS

Vliso Inc., dba Chow420 was formed on July 21, 2017 ("Inception") in the State of Philadelphia. The financial statements of Vliso Inc., dba Chow420 (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Chow is the one-stop shop for everything CBD. We are fine tuning the billion dollar Cbd/Hemp industry to provide an intimate experience for quality products and brands to meet customers seamlessly through automated dispensaries and e-commerce.

As a fairly new industry with relatively narrow regulatory oversight there are lots of low-grade products in the market. Customers care about what they take-in and only want vetted products they can trust. With Chow, customers have a go-to place to get all the cbd products they can trust in-person (at the Pod) or by the click of a button (on Mobile) for delivery.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from cbd/hemp products sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and PA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company does not have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with $0.00001 par value. As

of December 31, 2018, and 2017, the company has currently issued 8,070,000 shares of our common stock for a value of $30,208.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through August 23, 2019 the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

 start engine

Start Investing   Get Funding   Sign In

This offering is not live or open to the public at this moment.

Chow420
The go-to place for all CBD brands



$0.00 raised ⓘ

0 Investors	**97** Days Left
% Equity Offered	**$5.04м** Valuation
Equity Offering Type	**$315.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

⊘ Website   ⚲ Newark, DE   CONSUMER PRODUCTS   CONSUMER INTERNET

Chow is the one stop destination for all CBD brands. At chow we are creating an online and physical solution for the emerging billion dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

Overview   Team   Terms   Updates⁰   Comments   ♡ Follow

Reasons to Invest

- CBD sales are predicted to reach $20B by 2022

- Strategic market position for a billion dollar market

- First movers advantage to corner CBD market with smart retail

THE PROBLEM

Connecting consumers with easily-accessible, high-quality cannabis products they can trust

In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgements on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

THE SOLUTION

Synchronizing automated physical retail with online retail for the CBD market

We test and vet over 200 plus brands to maintain high quality - so consumers know they're getting the best when they shop at Chow. Our automated dispensaries and online marketplace are accessible 24 hours a day for the convenience of our customers. With Chow, customers can shop, learn and review the CBD products they love. We currently have launched one machine in New York City, NY. We are launching 200 machine by the end of 2019 along with Chow's online marketplace.



chow
420
Consumer
demand
for CBD
($20 Billion by 2022)
Production/
Supply
of CBD
($20 Billion by 2022)

source: Yahoo







chow

*Images are computer generated demo versions. Product is still currently under development.



*Images are computer generated demo versions. Product is still currently under development.

Current Stage

- We currently have 1 Chow Pod launched in New York City, NY @ Turnstyle Underground Market.
- We are currently developing our Chow Online Marketplace.
- We will be launching the Chow Online Marketplace by November 2019.
- We are planning to launch one machine every 3 weeks (in different cities throughout the east coast) starting in November 2019 (alongside the launch of the Chow Online Marketplace).

THE MARKET

CBD Sales are predicted to hit $20B by 2022

Source: Brightfield Group | Yahoo Finance

Currently, there is no dominant retailer in the CBD market - meaning there is an opening for a niche leader. Just like how Whole Foods became the leading retailer for organic foods, we want Chow to be leading brand in the CBD industry. With the use of our automated dispensaries, and online marketplace, we will be able to launch faster and stay 10 steps in front of the competition at all times.


Hemp CBD market predicted to grow nearly 40 times current size by 2022
MARKET SIZE IN BILLIONS OF $
$20
$15
$10
$5
$0
'17
'18
'19
'20
'21
'22
SOURCE: Brightfield Group
YAHOO! FINANCE

source for graph: Yahoo

OUR TRACTION

An eager customer base and proven returns

- Our first Beta Chow Pod executed over 1,200 transactions (70% profit margins) in a short period of time
- We have won over 800 unique customers in a very short period of time



WHAT WE DO

Convenience across all platforms

Any customer who lives near an Automated Chow Pod Machine can access our products at any time. If there aren't any machines nearby, they can shop from the best products through our online marketplace. We provide 24-hour shipping for all online orders.

THE BUSINESS MODEL

Over 380% made from our cost price on products

We've lined up specific, highly-yield partnerships with over 200 plus leading brands in the industry - some of which allow us to make 387% our cost price on each product we sell. Our overhead costs are very low because we do not incur labor costs for our automated dispensaries.

HOW WE ARE DIFFERENT

We're the first in the market of smart retail company for CBD products

No other company has entered the CBD market with the technology of seamlessly integrating a physical and online platform that makes it easier for consumers to shop from over 200 CBD brands at home OR in person. While there may be other brick and mortar retailers for CBD products and websites, we're the first place to create a safe-space for the best products in the CBD market to connect with customers.

chow 420





*Images are show the Chow Online marketplace currently in development.

THE VISION

Chow and the CBD market by 2025

By 2025, we plan to have 10,000 automated dispensaries across the country as well as a highly-efficient online marketplace that will enable us to create and maintain a dominant presence in the space. We believe our strategic position will allow play a key role in this market.


chow
EXIT

OUR TEAM

An experienced and driven team

Chow was founded by Zach and David Obasiolu.

David is a serial entrepreneur as well as a computer and electrical engineer known for building automated solutions for power, finance, and healthcare industries to ensure security, efficiency and reliability. He is responsible for building and managing Chow's ecosystems (online and automated dispensaries). Zachary has a design and project management background in the startup industry - where he had early success helping a startup grow from a 2-person team to an acquired business. Together, they have what they need to make Chow a success.

WHY INVEST

Invest in a company within a multi-billion industry

Chow will be the leader in this exciting market. We have a great team and have spent the last 2 years conducting research and development on the CBD market. We have built our online platform, tested our first BETA machine, designed our final machine from our BETA and have partnered with various CBD manufacturers and a manufacturer that will build our automated dispensaries at a very low cost.

Key points and Advantages:
- We believe we have created the most attractive experience in this market.
- As other brick and mortar retail companies scramble to compete, we can launch 10 times the amount stores with our automated dispensaries.
- This is a market without a dominant retailer.
- We have very low overhead cost and high profit margins.
- We do not have any inventory risk because brands are paid after customers purchase products.
- We hold a very strategic place in this market, where brands can work with us if they want to sell products faster.





Chow BETA test run in New York City

Chow Launch Party
Customers gathered around Chow for the launch event
October 2018
November. 2018
Chow Press Conference
Chow being Featured on Local News outlets in NY: Canal Street daily
December 2018
Chow Rush
Chow Holiday Promo for new customers in the Holiday Season
January 2019
New Years Event
Chow's New Years Event for 2019. Customers Gathered Canal Street Market NY city to witness the future of the cannabis market
February 2019
Chow customer connect
Customers learning more about Chow, and taking pictures
March 2019
Crowded Canal Street Market for Chow
Customers crowding canal street market for Chow
April 2019
Chow at Turnstyle
Chow Spotted at Turnstyle Underground Market, NY
May 2019
Chow Press Shoot
Press Shoot for Chow at Turnstyle underground Market
October 2019
Chow launching on Start Engine
Investors can now invest in Chow on Start Engine - September 2019

Meet Our Team

  

David

Board Member | Chief Executive Officer

David is an Electrical and Computer Engineer

Took office of CEO: July 2019

As a Tech Consultant, he has built several automated solutions for big names in the power, finance and healthcare industries. David thinks outside the box at all times and finds ways to improve processes. He is responsible for building Chow's ecosystem and implementing processes that will keep Chow 10 steps in front of the competition at all times.

Before College, David spent most of his childhood working at his family's wholesale frozen foods company, where he gained the experience of what it takes to grow a company from a one-store setup to a million dollar establishment.

David has a BS in Electrical Engineering and MS in Information systems & security

Zach

Board Member | Chief Marketing Officer

Zachary has a strong design and project management background while working intensely with marketing teams at startups he has been associated with.

He is known for focusing on efficiency and execution by team members. While working at PaidEasy, he gained experience with helping a startup grow from a 2 person team to getting acquired. At Obasiolu Dev, a small New York dev shop he founded, he has been a project lead on medium and large sized projects.

Max

Advisory

Max is a seasoned entrepreneur well known for various successful projects. This includes 2 acquired companies, Push For Pizza (acquired by Eaze in 2017) and 367 Productions (acquired by MXNERL Holdings in 2017). His expertise and experience will continue to guide the Chow420 team

  

  

Alex
Operations and Supply
Chain Manager
*Alex is about to finish up her
MBA at Simmons university and
has a bachelor's degree from
Simmons. She has managed
smaller projects professionally
and in the "start up" world and
can't wait to apply her
experience to Chow.*

Greg
Director of Design/Product
*Greg is an extremely talented
graphic designer with a lot of
experience with product. He
studied at the University of
Massachusetts with Zachary who
has always thought of Greg as a
design wizard. He has helped
design Chow's branding and
machine concepts.*

Katerina
Partnerships/Branding
*Katerina is an alumnus of NYU
where she studied
Environmental Studies &
Business. She has a lot of
experience in the start up scene
from working with Dirty Lemon
to Openbox.*

Offering Summary

Company :	VLISO Inc.
Corporate Address :	2035 Sunset Lake RoadSuite B-2, Newark, DE 19703
Offering Minimum :	$9,999.99
Offering Maximum :	$106,999.83
Minimum Investment Amount (per investor) :	$315.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	15,873
Maximum Number of Shares Offered :	169,841
Price per Share :	$0.63
Pre-Money Valuation :	$5,040,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks*

All Investors will receive a collection of the 3 hand picked CBD products from the brands we work with. Products will range from CBD oil, drinks, snacks, skincare, flower and CBD for pets.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

VLISO Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.63 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $63 Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

On December 12th 2018, the US congress passed the $867 billion farm bill. The 2018 Farm Bill removes hemp from the Controlled Substances Act and defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3 percent by dry weight to be legal for cultivation, possession, sale and distribution.

Since the passing of the farm-bill, the CBD market has exploded and the guys at forbes predict that the CBD market could reach $20 billion by 2024.

Today, thousands of CBD brands have emerged to take on this market with a variety of products from edibles to skincare. In an over-saturated CBD industry, quality brands are being drowned out, and consumers are ill-equipped to make educated judgements on finding the best products in the market. New brands are struggling to find a foothold in the dense landscape, and established brands are failing to get in front of the right customer.

Welcome to Chow420, the one stop destination for all CBD brands. At chow we are creating an online and physical solution for the emerging billion dollar cannabis market. With our automated dispensaries and online marketplace, we plan to build the bedrock for the cannabis market.

We've launched our first automated CBD dispensary in New York city, and plan to launch 1000 more by 2021. We believe our automated dispensaries will allow us to launch 10 times faster than any competition while our online marketplace will serve as the backbone for the market online. Chow is the meeting point where the demand for CBD products from consumers meet the supply from manufacturers seamlessly, which will lay the foundation for this market to thrive.

-------- For the second video

Chow

Chowpods are the future of retailing interesting products in interesting places.

Chow Pods are beautiful cashless venging machines that dispense carefully selected products from our partners (such as alcohol, trendy products, CBD, etc.)

Chow

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